Filed by Cartesian Growth Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cartesian Growth Corporation

Commission File No. 001-40103

Date: October 4, 2021

Employee Q&A

How much in percentage of the combined companies will be floated in the stock market?

All of the issued and outstanding Class A common stock of the combined company following the transaction will be listed on The Nasdaq Capital Market (“Nasdaq”). Assuming there are no Cartesian Growth Corporation (“Cartesian”) shareholder redemptions in connection with the transaction, we expect that approximately 58% of the outstanding common stock of the combined company as of the closing will be owned by the current owners of Alvarium Investments Limited (“Alvarium”), Tiedemann Wealth Management Holdings, LLC (“TWMH”), TIG Trinity GP, LLC (“TIG GP”) and TIG Trinity Management, LLC (“TIG MGMT” and together with TIG GP, the “TIG Entities”), 12% will be owned by investors participating in the PIPE financing for the transaction, 5% will be owned by the sponsor of Cartesian, with the remaining 25% owned by the existing public shareholders of Cartesian.

Who will be the biggest shareholders of the combined company?

At present, we anticipate that the two largest shareholders of Alvarium will be two of the largest shareholders of the combined company immediately following the closing of the transaction.

When roughly will the chairperson of the board be elected? And when will the new entity be formed?

The combined company will be formed upon the closing of the transaction, which we anticipate will be in the first quarter of 2022, subject to regulatory approvals and other closing conditions set forth in the business combination agreement. Some members of the board of the combined company have been disclosed as part of the business combination agreement, which was filed on the SEC’s website by Cartesian on September 23. The remaining members of the board are being selected by the parties to the business combination. The chairperson of the combined company will be announced in due course.

Will there be an option for employees to participate in the floatation of the firm still?

Employees and members of the public will be able to purchase stock in the combined company in the open market once it begins trading on Nasdaq. We anticipate that the combined company will adopt an equity incentive plan and employee stock purchase plan, the details of which will be included in the registration statement/prospectus that Cartesian will be filing with the SEC.

What and how is Cartesian Growth Corporation linked to the deal?

Cartesian is a special purpose acquisition company, or SPAC, that was formed for the purpose of engaging in a business combination with one or more business entities. Cartesian, Alvarium TWMH and the TIG Entities are expected to combine to form Alvarium Tiedemann Holdings. Please see the Cartesian investor relations website for more information: https://www.cartesiangrowth.com/spac-investor-relations.

How do we know whether we have taken part in the management incentive scheme crystalising at listing or not? Is there a timeline for full disclosures on potential allocation / lock in periods etc. for each individual? A huge amount of personal sacrifice has gone into this and I think we need to know what the reward is.

Please look for an announcement on this in November 2021.

What was the driver to list in the US rather than the UK?

Cartesian is already listed on the Nasdaq. In addition, TWMG and the TIG Entities are based in the US.

Post-transaction, whom will all that are UK based be employed by? I.e. a UK, US or other entity as at present (as far as I am aware) all in London have a UK employer and Alvarium is a UK based/headed entity.

We anticipate that all UK employees will remain employed by a UK employer.

It is currently expected that Tiedemann Constantia will acquire Holbein Partners, a London based MFO, in the fourth quarter of 2021. If such transaction closes, how will they be integrated into the combined business, and presumably the London office? How do their services compare to those offered by Alvarium?

If such transaction closes, we anticipate that over time the Holbein team will be (i) integrated into the combined company and (ii) under the leadership of Nancy Curtin and Rob Weeber, who will be co-heading the international business of the combined company.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination among Cartesian, TWMH, TIG GP, TIG MGMT (TIG MGMT together with TIG GP, the “TIG Entities”), Alvarium (Alvarium together with TWMH and the TIG Entities, the “Companies” and each a “Company”), to form Alvarium Tiedemann Holdings, Inc., which will be the surviving entity and the going-forward public company, and intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF CGC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGC AND THE COMPANIES AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to stockholders of CGC as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

CGC and its directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Cartesian is contained in Cartesian’s filings with the SEC, including CGC’s final prospectus relating to its initial public offering, which was filed with the SEC on February 23, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. The Companies and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of CGC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Companies’ or CGC’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC’s and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which the Companies operate; and (x) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in CGC’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. None of CGC or any Company undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of CGC or any Company gives any assurance that any of CGC, any Company, or the combined company, will achieve expectations.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

www.alvariuminvestments.com

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